UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at November 3, 2006

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 3, 2006

* Print the name and title of the signing officer under his signature
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  ANOORAQ-ANGLO PLATINUM: GA-PHASHA PGM PROJECT UPDATE

November 3, 2006 - Anglo Platinum Limited ("Anglo Platinum") and Anooraq Resources Corporation ("Anooraq") ("the Parties") announce an update on the Ga-Phasha Platinum Group Metals ("PGM") Project ("Ga-Phasha").

The programme review announced on 26 April 2006 ("the Review") was completed during October 2006. An increased number of approaches were considered to optimize mining of the deposits at Ga-Phasha. As a result of the findings, the Parties have now agreed to continue with studies to advance the project and have appointed an independent project manager to conduct a Pre-Feasibility Study ("PFS") on Ga-Phasha. A detailed timetable of further studies as well as a project timetable toward a Bankable Feasibility Study will be released after the PFS, which is scheduled for completion by the end of the first quarter of 2007.

The Review confirmed that the UG2 reef deposit remains the primary focus for development and the Merensky reef warrants further study through additional drilling programmes. Therefore, the Parties have agreed that the PFS will consist of a Phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface, and will also seek to identify a single preferred option by which to proceed to the bankable feasibility phase. The PFS will also contemplate optimising economies of scale between the Parties' operations on the Northern Eastern Limb of the Bushveld Complex, and in that regard, will evaluate the possible usage of joint infrastructure and processing facilities between Anglo Platinum's Twickenham Platinum Mine and Ga-Phasha.

Read, Swatman & Voigt (Pty) Ltd ("RSV") has been appointed as the independent project manager to conduct the PFS. RSV is a highly reputable South African engineering and project management company that serves the mining, metallurgical, and industrial sectors in South Africa and the rest of the world. With a staff complement of 300 people from the mining, engineering, project management and administration discipline RSV has conducted assessments of numerous PGM Projects on the Western and Eastern Limbs of the Bushveld Igneous Complex in South Africa. Some of its key projects include the Lonmin Platinum K4 Shaft Project, the Impala Platinum 16 Shaft project and the Anglo Platinum Rustenburg Platinum Mine UG2 expansion.

Also announced on 26 April 2006 was Anglo Platinum's agreement in principle to undertake a US$10 million funding into Anooraq. The Parties announce that the financing has been concluded. Pursuant to the current agreement, Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, will loan an amount of R70 million to Plateau Resources (Pty) Ltd ("Plateau"), a wholly owned South African subsidiary of Anooraq. Plateau will utilise the majority of the funding to advance the Ga-Phasha project to bankable feasibility study, as part of Anooraq's objective of becoming a substantial PGM production company. Pursuant to security agreements entered into in connection with the loan, Plateau has ceded as security, its interest in Micawber 277 (Pty) Ltd (Micawber). Micawber, a South African company equally owned by Rustenburg Platinum Mine and Plateau Resources, owns the Parties' interests in the Ga-Phasha PGM Project.

The final repayment date for the loan will be 30 September 2010, however the agreement does allow for early repayment thereof. The first interest payment will become due and payable fourteen months after the date of the advancement of the funds, with other subsequent interest payments due and payable in 6-month intervals thereafter.

In commenting on the update:-

Tumelo Motsisi, Deputy CEO and Managing Director of Anooraq, said:-

"The conclusion of the funding arrangement with Anglo Platinum and the appointment of RSV as the independent project manager tasked with moving the Ga-Phasha PGM Project forward through to finalization of the pre-feasibility are important milestones. It demonstrates that the parties of this joint venture are committed to advancing this project toward the bankable feasibility stage."

ISSUED BY: ANGLO PLATINUM AND ANOORAQ
For further information please contact
Trevor Raymond at Anglo Platinum Phumzile Langeni at Anooraq Resources
+2711 373 6462 +2711 883 0831
+2782 6548467 +2783 745 5834

ISSUED ON BEHALF OF THE BOARD OF DIRECTORS OF ANOORAQ BY
Tumelo Motsisi
Managing Director and Deputy CEO
Anooraq Resources Corporation

Note regarding the Ga-Phasha Project:

The Ga-Phasha Project, a 50:50 joint venture between Anglo Platinum and Anooraq, is located on the North Eastern Limb of the Bushveld Complex, 250 kilometres northeast of Johannesburg in South Africa.

Note regarding Anooraq:

The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq ("the Company") expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.